SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

McorpCX, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

89156J103

(CUSIP Number of Class of Securities)

March 22, 2013(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89156J103
1		Names of Reporting Person Michael Hinshaw
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization USA
NUMBER OF	5	Sole Voting Power 5,200,000(1)
SHARES BENEFICIALLY OWNED BY	6	Shared Voting Power -0-
EACH REPORTING PERSON	7	Sole Dispositive Power 5,200,000(1)
WITH:	8	Shared Dispositive Power -0-
9		Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,000(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 25.46% (2)
12		Type of Reporting Person IN

(1)

Includes an aggregate of 850,000 shares of McorpCX, Inc. common stock (the “Common Shares”), of which a total of 600,000 Common Shares were subject to two separate stock purchase agreements and 250,000 Common Shares were subject to a gift agreement, each with third parties, and each dated September 3, 2019. All of these agreements were subsequently terminated prior to the consummation of the sale and/or transfer of the Common Shares subject to such agreements, and consequently the Reporting Person retained sole voting and dispositive power over all 850,000 Common Shares, which had not been included in the aggregate number of Common Shares beneficially owned by the Reporting in the Reporting Person’s Schedule 13G dated September 17, 2019.

(2)	Based on 20,426,158 Common Shares outstanding on May 13, 2020, as reported on the McorpCX, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2020.

Explanatory Note

This Amendment No.1 is being filed to include the Reporting Person’s sole voting and dispositive power over an additional 850,000 Common Shares, which had not been included in the aggregate number of Common Shares beneficially owned by the Reporting in the Reporting Person’s Schedule 13G dated September 17, 2019 as a result of such Common Shares being subject to binding agreements requiring their sale and/or transfer to third parties, all of which were subsequently terminated prior to the consummation of the sale and/or transfer of such Common Shares.

Item 1.	Identity of Issuer.

(a)	NAME OF THE ISSUER

McorpCX, Inc. (the “Issuer”).

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

201 Spear Street, Suite 1100
San Francisco, CA 94105

Item 2.	Identity and Background of Reporting Persons

(a)	NAME OF PERSONS FILING:

Michael Hinshaw

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

201 Spear Street, Suite 1100
San Francisco, CA 94105

(c)	CITIZENSHIP:

USA

(d)	TITLE AND CLASS OF SECURITIES
Common Stock, no par value

(e)	CUSIP No.

89156J103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to Rows 5-9 and 11 of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Note applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2020

/s/ Michael Hinshaw
Michael Hinshaw